UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. 4)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VITESSE SEMICONDUCTOR CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

Christopher R. Gardner

Chief Executive Officer

Vitesse Semiconductor Corporation

4721 Calle Carga

Camarillo, California 93012

(805) 388-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Vitesse Semiconductor Corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by LLIU100 Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (“Shares”) of the Company, at a purchase price of $5.28 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 31, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. THE SOLICITATION OR RECOMMENDATION

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the second paragraph with the following:

“In October 2011, the Board of Directors of Vitesse formed a strategic advisory committee (the “Strategic Advisory Committee”) comprised of Steven P. Hanson, James H. Hugar, G. William LaRosa, G. Grant Lyon and Edward Rogas, Jr. to explore and pursue, consider, and recommend to the full Board for its consideration, potential acquisitions, dispositions, financings, and other transactions and initiatives that the committee believed were reasonably likely to enhance stockholder value. Scot B. Jarvis was appointed to the committee in May 2012, Matthew B. Frey and Kenneth H. Traub were appointed to the committee in March 2013, and William C. Martin was appointed to the committee in October 2014. Messrs. LaRosa and Lyon ceased service on the committee in March 2013.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence of the third paragraph with the following:

“Vitesse also engaged Needham as its exclusive financial advisor to advise the Company on potential strategic alternatives to raising capital through the sale of equity securities.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the thirteenth paragraph with the following:

“On May 21, 2014, the Strategic Advisory Committee met telephonically to consider Microsemi’s latest proposal to acquire Vitesse. Representatives of Vitesse’s legal counsel, Stubbs Alderton & Markiles, LLP (“Stubbs Alderton”), were in attendance. Management presented the limited valuation analysis prepared by Needham that management had requested to assist the committee in its consideration of various financing proposals that were under consideration prior to receipt of Microsemi’s proposal. The Strategic Advisory Committee directed management to request that Needham prepare a more comprehensive valuation analysis appropriate for consideration of a sale transaction to assist the committee in evaluating Microsemi’s proposal.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the eighteenth paragraph with the following:

“Vitesse continued to maintain during this period that the Company was not for sale and that it was not interested in engaging in a sale process as the Company was in the middle of a multi-year turnaround, but expressed a willingness to continue discussions if Microsemi agreed to extend the standstill arrangement in the parties’ non-disclosure agreement.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the twenty-fifth paragraph with the following:

“At the September 8, 2014 meeting, the Strategic Advisory Committee also considered whether it was an appropriate time to consider a process that might ultimately lead to a sale of Vitesse. Stubbs Alderton discussed the Board’s fiduciary duties in a sale process, and Needham made a financial presentation and discussed the state of the market for mergers and acquisitions in the semiconductor industry. The committee also considered risks of Vitesse remaining a standalone company, including the continued volatility in the Company’s end markets; the delay or interruption in anticipated revenues from new customers or from new products, including for reasons not within Vitesse’s control; competition from companies with substantially greater resources than Vitesse; the consolidation in the semiconductor sector and its impact on companies of Vitesse’s relatively small size; and the potential need to restructure debt or incur additional debt, which may not feasible on acceptable terms, or raise additional capital through a dilutive stock issuance. The committee also considered the Company’s failure to meet management’s internal projections over recent prior periods, which raised doubts at the Board about the Company’s ability to meet management’s future projections. At the conclusion of these discussions, the Strategic Advisory Committee unanimously resolved to initiate a process to seek third-party interest in an acquisition of Vitesse, and authorized and directed management to begin this process in consultation with Needham and Stubbs Alderton.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the twenty-eighth paragraph with the following:

“Also on October 1, 2014, the Board of Directors unanimously approved the reconstitution of the Strategic Advisory Committee, reducing the size of the committee from six members to three members to be a smaller, more efficient working group to conduct a sale process for Vitesse, and modifying the committee’s mandate in light of the Board’s decision to conduct a sale process. Steven P. Hanson, William C. Martin and Kenneth Traub were appointed to the committee by a vote of all members of the Company’s Board of Directors, and Mr. Traub was subsequently appointed Chairman of the committee. The Strategic Advisory Committee was directed to prepare, in consultation with counsel, a charter setting forth the committee’s mandate specific to a change in control transaction and to present the charter to the Board for its consideration and approval. The committee subsequently approved the charter on October 7, 2014 and recommended its approval by the full Board of Directors.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the twenty-ninth paragraph with the following:

“In addition, on October 1, 2014, the Compensation Committee of the Board of Directors of Vitesse (the “Compensation Committee”) approved a program to provide for the payment of success and transition bonuses in connection with an acquisition of Vitesse to certain eligible employees identified by

Mr. Gardner. The program was designed to provide an incentive to key employees identified by Mr. Gardner that were aware of and were expected to make significant contributions to Vitesse’s sale process to remain employed with Vitesse and facilitate its acquisition. Mr. Gardner was not eligible to participate in the bonus program. The committee approved up to $1 million in bonus payments under this program.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the thirty-first paragraph with the following paragraph:

“At the October 1, 2014 meeting, the Strategic Advisory Committee determined that it was in Vitesse’s best interests to pursue the retention of an additional investment banking firm with extensive experience in representing semiconductor companies in sales of control. During October 2014, members of the Strategic Advisory Committee and management interviewed several qualified firms and, on October 31, 2014, following approval of the Board of Directors, Vitesse retained Deutsche Bank Securities Inc. (“Deutsche Bank”) based upon several factors, including Deutsche Bank’s experience in mergers and acquisitions, its available personnel and resources and the firm’s knowledge of the semiconductor industry. The Board of Directors determined to add Deutsche Bank to its financial advisory team because it believed the additional resources of Deutsche Bank would be beneficial in the auction-type sales process the Company intended to conduct. Concurrently with Vitesse’s engagement of Deutsche Bank, Vitesse and Needham amended their existing engagement agreement to provide for Deutsche Bank’s services as financial advisor to Vitesse and to reduce the success fee payable to Needham upon the closing of a strategic transaction to reflect the allocation of responsibilities between the two investment banking firms.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the thirty-third paragraph with the following paragraph:

“During November and December 2014, management of Vitesse met with representatives of Deutsche Bank to prepare Vitesse for a sale process that was scheduled to commence during the first week of January 2015. During this period, management provided Deutsche Bank with the Company’s long-term strategic plan and a detailed explanation of Vitesse’s technology, new product offerings and value proposition, and prepared the materials that would be provided to interested parties that requested management meetings. Vitesse’s management, with the assistance of Deutsche Bank and in consultation with the Strategic Advisory Committee, also identified a target group of potential interested parties based on their collective knowledge of the semiconductor industry. The Strategic Advisory Committee met regularly with management and representatives of Deutsche Bank during this period and management and representatives of Deutsche Bank also received input on the target group of potential interested parties from the Company’s full Board of Directors.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the thirty-fourth paragraph with the following paragraph:

“On December 9, 2014, Deutsche Bank met in person with all of the members of the Board of Directors at a meeting of the Strategic Advisory Committee to review with the directors preliminary financial matters and the Company’s proposed sale process plan, including which parties would be contacted and when, the script for the initial contact, and the type of information about Vitesse that would be shared under non-disclosure agreements at various stages in the process.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the thirty-fifth paragraph:

“Each of the non-disclosure agreements entered into with the 11 parties contained standstill arrangements that expired upon the execution of the Merger Agreement.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the forty-third paragraph:

“Although the strategic parties were potential suitors to acquire Vitesse, they were also direct competitors of the Company, and were not approached earlier because of the potential competitive harm to Vitesse that could result in the marketplace after learning of the Company’s sale process.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the fifty-sixth paragraph with the following:

“The change-in-control agreements were scheduled to expire on May 7, 2015, and the committee resolved to extend the term until February 2016 in part to ensure that the agreements remained in effect through consummation of any transaction resulting from the Company’s sale process with the goal of ensuring that key personnel remained with the Company during the sale process.”

The subsection “Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following two paragraphs at the end of such section:

“Throughout the process of negotiating the Merger Agreement, the Company did not have any discussions regarding management retention with Microsemi.

Additionally, during the two-year period prior to the date of the Merger Agreement, Needham had not provided investment banking or other financial services to Microsemi for which it received, or expected to receive, compensation.”

The subsection “Certain Financial Projections” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the third sentence of the first paragraph of such subsection:

“The Projections included the Company’s projected financial performance for the calendar year ended December 31, 2019, to enable the financial advisor to perform its financial analyses on Vitesse through the end of such calendar year.”

The subsection “Certain Financial Projections” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table under the heading “Reconciliation of Free Cash Flow to Net Cash Provided By (Used In) Operating Activities” with the following table:

	For Fiscal Year Ending September 30,					For Calendar Year Ending December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2019E
Net Cash Provided By (Used In) Operating Activities	$(2)	$18	$44	$51	$53	$53
Less: Capital Expenditures and Payments Under Licensing Agreements	(3)	(1)	(2)	(2)	(2)	(2)

Free Cash Flow	$(5)	$17	$42	$49	$51	$51

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph under the heading “Selected Public Company Analysis” with the following paragraph:

“Deutsche Bank reviewed and compared certain financial information and metrics for Vitesse with corresponding financial information and metrics for the following 16 selected publicly traded communications-focused semiconductor companies with business and financial profiles and other characteristics which Deutsche Bank in its professional judgment considered generally relevant for comparative purposes, referred to as the selected companies:”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second and third sentences of the third paragraph under the heading “Selected Public Company Analysis” with the following sentences:

“In calculating trading multiples for the selected companies, Deutsche Bank used publicly available information, including certain financial estimates reported by selected equity research analysts as compiled by FactSet. Multiples that were negative or above 30x (multiples for three companies in the case of calendar year 2015 estimated EPS and multiples for one company in the case of calendar year 2016 estimated EPS) were considered not meaningful.”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the fourth paragraph under the heading “Selected Public Company Analysis” with the following sentence:

“Based on its professional judgment and taking into account, among other factors, the observed multiples of the selected companies and the business and financial profiles and other characteristics of the selected companies and Vitesse, Deutsche Bank then applied a selected range of calendar year 2015 and calendar year 2016 estimated revenue multiples derived from the selected companies of 2.0x to 3.5x and 2.0x to 3.0x, respectively, and a selected range of calendar year 2016 estimated EPS multiples (Vitesse was projected by Vitesse management to have de minimus positive earnings in calendar year 2015) derived from the selected companies of 14.0x to 18.0x to corresponding metrics of Vitesse based on internal forecasts and estimates of Vitesse management.”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph under the heading “Selected Precedent Transactions Analysis” with the following paragraph:

“Deutsche Bank reviewed certain publicly available financial information and metrics relating to the following 23 selected transactions announced from January 1, 2006 to March 16, 2015 involving communications-focused semiconductor companies with business and financial profiles and other characteristics which Deutsche Bank in its professional judgment considered generally relevant for comparative purposes, referred to as the selected transactions:”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence of the third paragraph under the heading “Selected Precedent Transactions Analysis” with the following sentence:

“The overall latest 12 months revenue and next 12 months estimated revenue multiples observed for the selected transactions for which information was publicly available (latest 12 months revenue data was not publicly available in the case of one transaction and next 12 months estimated revenue data was not publicly available in the case of six transactions) were 0.6x to 6.7x (with a median of 2.4x) and 0.6x to 3.9x (with a median of 2.1x), respectively.”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the first paragraph under the heading “Discounted Cash Flow Analysis” with the following sentence:

“Deutsche Bank performed an illustrative discounted cash flow analysis of Vitesse by calculating the standalone unlevered, after-tax free cash flows (defined as non-GAAP earnings before interest, taxes, depreciation and amortization, less (i) stock-based compensation expense, (ii) taxes, (iii) changes in working capital and (iv) capital expenditures) that Vitesse was forecasted to generate during the calendar years ended December 31, 2015 through December 31, 2019 based on internal forecasts and estimates of Vitesse management.”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth sentence of the first paragraph under the heading “Discounted Cash Flow Analysis” with the following sentence:

“Present values (as of December 31, 2014) of cash flows and terminal values were calculated using a discount rate range of 13% to 17% derived from a weighted average cost of capital calculation.”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence of the first paragraph under the heading “Premiums Paid Analysis” with the following sentence:

“Negative premiums and premiums above 200% for one-day and one-month premiums were considered not meaningful.”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second bullet under the heading “Additional Information” with the following:

“•	publicly available one-year forward Wall Street research analysts’ stock price targets for the Shares as of March 16, 2015 which, on an undiscounted basis, were $4.50 to $6.00 per Share (with a median of $5.00 per Share) and, on a discounted basis (discounted one year using the Company’s cost of equity of 15%), were approximately $3.91 to $5.22 per Share; and”

The subsection “Opinion of Vitesse’s Financial Advisor” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following third bullet under the heading “Additional Information”:

“•	implied transaction multiples as a measure of Vitesse’s calendar year 2014 revenue, calendar years 2015 and 2016 estimated revenue and calendar year 2016 estimated EPS based on internal forecasts and estimates of Vitesse management and the cash consideration of $5.28 per Share, which indicated (i) implied multiples of 3.5x based on calendar year 2014 revenue, 3.1x based on calendar year 2015 estimated revenue, 2.5x based on calendar year 2016 estimated revenue and 15.9x based on calendar year 2016 estimated EPS and (ii) implied multiples of 5.7x based only on calendar year 2014 new product and intellectual property revenue and 3.8x based only on calendar year 2015 estimated new product and intellectual property revenue (assuming Vitesse legacy revenue is valued at 0.5x).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2015	VITESSE SEMICONDUCTOR CORPORATION

	By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer